UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 20)*

                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
             -------------------------------------------------------
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-885-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 3, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ---------------------------
CUSIP No. 58446J 10 8                                Page 2 of 4 Pages
------------------------                             ---------------------------

                                  SCHEDULE 13D
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          NORTON HERRICK
          C/O THE HERRICK COMPANY, INC.
          2 RIDGEDALE AVENUE, P.O. BOX 214
          CEDAR KNOLLS, NEW JERSEY 07927-0214
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*
                                               N/A
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
---------------------------- ------ --------------------------------------------
                      7      SOLE VOTING POWER
      NUMBER OF              10,068,027 (INCLUDES 3,917,813 SHARES ISSUABLE UPON
       SHARES                EXERCISE OF WARRANTS AND OPTIONS)
    BENEFICIALLY      ------ ---------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH                 0
      REPORTING
       PERSON         ------ ---------------------------------------------------
        WITH          9      SOLE DISPOSITIVE POWER
                             10,068,027 (INCLUDES 3,917,813 SHARES ISSUABLE UPON
                             EXERCISE OF WARRANTS AND OPTIONS)
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0

--------- ----------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,068,027 (INCLUDES 3,917,813 SHARES ISSUABLE UPON EXERCISE OF WARRANTS AND OPTIONS)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|
          N/A
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

------------------------                             ---------------------------
CUSIP No. 58446J 10 8                                Page 3 of 4 Pages
------------------------                             ---------------------------

         This Amendment No. 20 (this  "Amendment")  amends and  supplements  the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report that the Reporting Person has participated in transactions that resulted in changes in information previously reported for securities over which the Reporting Person is the beneficial owner. Except as set forth herein, there are no other changes to the
Schedule 13D as previously amended.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 10,068,027(1) shares of Common Stock, which represents approximately 25.6% of the shares of Common Stock outstanding as of May 3, 2005. The shares of Common Stock beneficially owned by the Reporting Person include:

                  (i) 9,080,417(2) shares held directly by the Reporting Person; and

                  (ii)   987,610(3)   shares  held  by  Huntingdon   Corporation
("Huntingdon").

         (b) The number of shares of Common Stock as to which the Reporting Person has

                  (i) sole power to vote or direct the vote is 10,068,027(4)

                  (ii) shared power to vote or direct the vote is 0

                  (iii) sole power to dispose or direct the disposition is 10,068,027(5)

                  (iv) shared power to dispose or direct the disposition is 0

         (c) Set forth below are transactions with respect to securities of the Company effected in the 60 days prior to this Amendment, as to which the Reporting Person is the beneficial owner.

         On May 3, 2005, the Company redeemed (i) 14,316 shares of Series A Convertible Preferred Stock (convertible into 2,556,428 shares of Common Stock held by the Reporting Person) at its $1,413,600 stated value, (ii) 11,814 shares of Series C Convertible Preferred Stock held by the Reporting Person
(convertible into 1,514,615 shares of Common Stock) at its $1,181,400 stated value and (iii) 31,713 shares of Series C Convertible Preferred Stock held by Huntingdon (convertible into 4,065,769 shares of Common Stock) at its $3,171,300 stated value), all pursuant to an agreement dated Marcy 19, 2005 by and among the Reporting Person, Huntingdon and the Company.

--------
(1) Includes the Reporting Person's right to acquire 3,917,813 shares of Common Stock issuable upon the exercise of warrants and options.

(2) Includes the Reporting Person's rights to acquire 2,930,203 shares of Common Stock issuable upon the exercise of warrants and options.

(3) Represents the Reporting Person's right to acquire 987,610 shares of Common Stock issuable upon the exercise of warrants.

(4) Includes the Reporting Person's right to acquire 3,917,813 shares of Common Stock issuable upon exercise of warrants and options.

(5) Includes the Reporting Person's right to acquire 3,917,813 shares of Common Stock issuable upon exercise of warrants and options.

------------------------                             ---------------------------
CUSIP No. 58446J 10 8                                Page 4 of 4 Pages
------------------------                             ---------------------------


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 20 is true, complete and correct.


Date:  May 3, 2005



/s/ Norton Herrick
---------------------
Norton Herrick